UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                    Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Update regarding the LFP Project in the United States

 Item 1

Update regarding the LFP Project in the United States

Further to the Company’s immediate report dated October 19, 2022 (Reference No. 2022-02-127921), to the Company’s immediate report dated January 16, 2025 (Reference No. 2025-02-004970), and to the Company’s Annual Report as filed on Form 20-F for the year ended December 31, 2024, filed on March 13, 2025, the Company hereby reports that it has received a notice from the U.S. Department of Energy (“DOE”), informing that the DOE has decided to discontinue the funding for the establishment of a lithium iron phosphate ("LFP") cathode active material manufacturing plant in St. Louis, United States (the “Project”).

The DOE’s decision was made as part of a comprehensive review that led to the discontinuation of the funding eligibility for a number of projects that were previously approved for grants in the renewable energy sector and other sectors, with the objective of aligning such grants with the Congressional budget framework and, among other considerations, in response to the anticipated increase in the Project’s costs. The Company is reviewing DOE's announcement and the implications thereof.

As part of an overall review of the Company's strategy, it is examining the continuation of the Project and all of its activities related to LFP cathode active material. According to the Company's preliminary estimate, if a decision is made to discontinue such activities, the Company is expected to recognize an investment write-off of approximately $40 million (net) in its financial statements.

Forward-Looking Statements

This report contains forward-looking statements. Such statements often use forward-looking terminology, including, but not limited to, the words “assess,” “anticipate,” “may,” “expect,” “estimate,” “potential,” and similar expressions. Forward-looking statements appear in this report and include, among other things, statements regarding market conditions, the economic feasibility of the Project, the continuation of the Project and the Company’s activities related to the LFP cathode active material, as well as estimated capital expenditures and potential accounting impacts related to the matters described herein.

Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the Company’s management as of the date of this report. These statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by such forward-looking statements due to various factors, including, but not limited to: estimates, forecasts and statements regarding management’s expectations concerning, among other things, construction and other related costs associated with production facilities, business and financial prospects, financial multiples and growth estimates, future trends, plans, strategies, positioning, objectives and expectations, general economic, market and business conditions, supply chain and logistics disruptions, growth in the energy storage and electric vehicle sectors, global unrest and conflicts, regulatory and governmental requirements and actions by governmental authorities across relevant geographies, including changes in government policy, changes in environmental, tax or other laws and regulations and their interpretation, war or acts of terror and/or political, economic and military instability in Israel and its region, including the current war declared in Israel and the resulting disruptions to our supply and production chains.

As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this report concerning the timing of any transaction, or other specific risks and uncertainties facing the Company, including those described in the “Risk Factors” section of its Annual Report on Form 20-F filed on March 13, 2025, as such risk factors may be updated from time to time in the Company’s periodic reports and public filings on Form 6-K and other reports filed with the U.S. Securities and Exchange Commission.

Forward-looking statements refer only to the date they are made, and the Company undertakes no obligation to update them in light of new information or future developments, or to publicly release any revisions to these statements in order to reflect subsequent events or circumstances, or to reflect the occurrence of unanticipated events.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.

Position: VP, Chief Compliance Officer & Corporate Secretary

Signature Date: October 9, 2025

Press Contact
Adi Bajayo
ICL Spokesperson
+972-52-4454789
Adi.Bajayo@icl-group.com

Investor Relations Contact
Peggy Reilly Tharp
VP, ICL Global Investor Relations
+1-314-983-7665
Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: October 9, 2025